UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 28, 2012 (March 27, 2012)

HALLADOR ENERGY COMPANY
(www.halladorenergy.com)

Colorado (State or Other Jurisdiction of Incorporation)	001-3473 (Commission File Number)	84-1014610 (IRS Employer Identification No.)

1660 Lincoln Street, Suite 2700, Denver Colorado (Address of principal executive offices)	80264-2701 (Zip Code)

Registrant's telephone number, including area code: 303-839-5504

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
❒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
❒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
❒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

A copy of the presentation materials which we will be using in connection with the investor meeting at BB&T Capital Markets on March 29, 2012 in Miami, Florida are filed herewith.

The same materials are also available on our website at www.halladorenergy.com. We encourage investors to visit our website to obtain important information about our company.

Item 9.01 Financial Statements and Exhibits

99.1 - BB&T Presentation – Corporate Overview - March 29, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2012

HALLADOR ENERGY COMPANY

By:/s/W. Anderson Bishop
W. Anderson Bishop, CFO

Exhibit 99.1

HALLADOR **ENERGY COMPANY**

2012

CORPORATE OVERVIEW

BB&T C/I Conference

March 29, 2012

RIGHT **PLACE** RIGHT **PRODUCT** RIGHT **PROCESS**


DISCOVER. DEVELOP. DELIVER.
NASDAQ HNRG

Agenda

Hallador Introduction

Right Place, Product, Process

Project Overview

Summary

This presentation contains "forward-looking statements"—that is, statements related to future, not past events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from changes in the demand for our coal by the domestic electric generation industry; from legislation and regulations relating to the Clean Air Act and other environmental initiatives; from operational, geological, permit, labor and weather-related factors; from fluctuations in the amount of cash we generate from operations; and from numerous other matters of national, regional and global scale, including those of political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Business Units


Hallador Business Interests
Sunrise Coal
100%
Sunrise Energy
50%
Savoy Energy
45%
Hallador Land Holdings
ILB Coal
ILB CBM & Shale Gas
Gas & Oil
Land / Leasing
Carlisle Mine
Allerton Reserve
2014

Corporate Ownership


Yorktown Partners' Coal Interests
Hallador Energy
45%
Armstrong Coal
Majority Owner
NOLA Export Terminal
Majority Owner
Sunrise Coal
Sunrise Energy
Savoy Energy
Hallador Land

Record Coal Sales

Record Oil Sales

Record Gas Sales

Record Earnings Per Share



2011

2012

HALLADOR **ENERGY COMPANY** / HNRG



HALLADOR STOCK HISTORY
389% increase since 2004
STOCK PRICE
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
2004
2005
2006
2007
2008
2009
2010
2011
2012
2014
2004 SALE OF CUYAMA OIL & GAS FIELD
2005 35% SAVOY INTEREST
2006 60% OF SUNRISE COAL
2007 45% SAVOY INTEREST
2008 80% SUNRISE COAL
2009 100% SUNRISE COAL
2010 (MAY) NASDAQ
2010 (OCT) SUNRISE ENERGY
2011 ALLERTON MINABLE
2012 ALLTERTON PERMIT SUBMISSION 02
2014 OPEN ALLERTON COAL MINE (PROPOSED)

RIGHT **PLACE** RIGHT **PRODUCT** RIGHT **PROCESS**

RIGHT **PLACE**

THE SWITCH TO ILB FROM CAPP IS HAPPENING



300
200
100
0
U.S. Supply In Million Tons
2009
2010
2011
2012
2013
2014
2015
2016
Central Appalachia
Illinois Basin

**Source: John T. Boyd US CoalVision™ 2011

RIGHT **PRODUCT**

UNIQUE HIGH ASH FUSION – LOW CHLORINE

2400°

Ash Fusion Temperature

<.10

Chlorine



RIGHT PROCESS

EFFICIENT PROCESSES = LOW CASH COSTS

ILB Companies – 2011-Q4 Sales Price and Cash Costs



Operating Margin
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
($10.00)
$40.89
$22.41
$50.63
$31.55
$44.73
$33.11
$50.98
$36.63
$50.11
$38.65
$42.18
$38.97
$43.09
$45.16
Sunrise
Alliance
Armstrong
Peabody
Vectren
James River
Patriot

OUR MINING COSTS ARE $9 LOWER than our closest competitor

SUNRISE COAL LLC

A wholly owned subsidiary of Hallador Energy


Chicago
South Bend
CSX
55
74
65
31
NS
Champaign
Indianapolis
75
70
Springfield
ADM, Decatur
72
63
Terre Haute
IPL, Indianapolis
INRR
74
CSX
70
41
Bloomington
Cincinnati
St. Louis
65
Louisville
Evansville
CSX
Jacksonville, Florida
LEGEND
Sunrise Asset
Sunrise Customer
Railroad Transport


SUNRISE COAL
LLC

CARLISLE **MINE**

HIGH FUSION – LOW CHLORINE COAL

SUNRISE COAL SALES & CONTRACTED INVENTORY

2014: Contracted 1,100,000 @ $46.34 – 32% of Capacity
2013: Contracted 2,900,000 @ $40.14 – 85% of Capacity
2012: Contracted 2,900,000 @ $42.25 – 85% of Capacity

2011: Sold 3,307,000 tons at an average price of $41.71/ton
2010: Sold 3,050,000 tons at an average price of $42.31/ton

TONS IDENTIFIED

Leased:	46 MM tons
Non-Controlled:	10.6 MM tons
Total:	55.6 MM tons

ALLERTON **RESERVE**

DUPLICATING THE LOW-COST CARLISLE MODEL


V-1555

EXPECTED PRODUCTION

Approximately 3 MM/tons per year

SUNRISE COAL LLC

TONS IDENTIFIED

Leased:	32.3 MM tons
Non-Controlled:	21.8 MM tons
Total:	54.1 MM tons

Operations anticipated: 2014

30CFROLYMPICS

INNOVATIVE **SAFETY**

SAFETY EDUCATION THAT WORKS



RESULTS

4 Quarters post to 30 CFR:

- Total fines dropped 46%
- S&S Citation fines dropped $250,000

SAVING LIVES
SAVING MONEY
INCREASING PRODUCTION



SUNRISE **ENERGY**

NEW ALBANY SHALE GAS

CBM PARTNERSHIP

50% Ownership
Invested $2.875 MM in 2010
Returned 32% in 14 months



SAVOY ENERGY

OIL & GAS

WELL PRODUCTION

(Net Daily Average Oil in Barrels)

2011:	805
2010:	655
2009:	195

SEC PV10

(In Millions, proportionate to Hallador's 45% Ownership)

2011:	$44
2010:	$15
2009:	$ 6

HALLADOR **LAND HOLDINGS**

OIL & GAS



LAND SALE 2011

Invested $2.5 MM in North Dakota Lease Play
Sold 90% for a gain of about $10.6 MM
Retained a 3% ORRI

Located in Fastest Growing Basin

Lowest Cost Producer

Safety Leader

Unique High Fusion Low Chlorine

Growing Coal Reserves

Repeatable Low-Cost Model

RIGHT **PLACE**
RIGHT **PRODUCT**
RIGHT **PROCESS**

